Exhibit 99.2

News Release

International Paper Announces Review of Strategic Options for Global Cellulose Fibers Business and Closure of Georgetown, S.C. Pulp and Paper Mill

MEMPHIS, Tenn. – October 31, 2024 – International Paper (NYSE: IP) today announced the decision to review strategic options for its global cellulose fibers (GCF) business. The decision to explore alternatives for the GCF business is consistent with the Company’s strategy to focus on sustainable packaging solutions.

IP’s GCF business creates safe, high-quality absorbent pulp for a wide range of applications like feminine care, incontinence and other personal care products that promote health and wellness. In addition, its specialty pulp serves as a sustainable raw material used in textiles, construction materials, paints, coatings and more. The GCF business generated $2.9B in revenue in 2023 and has operations in three countries, with eight mills and two converting facilities.

“International Paper is committed to maximizing value for our shareholders, and to that end, we have launched a comprehensive and thorough review of strategic options for our global cellulose fibers business,” said International Paper Chairman and CEO Andy Silvernail.

“GCF is focused on accelerating earnings by aligning resources with our most strategic fluff pulp customers, implementing an 80/20 mindset and creating a simplified and focused portfolio. Our team is well-positioned to win with attractive customers in the growing global fluff pulp market,” said Clay Ellis, Senior Vice President, Global Cellulose Fibers, International Paper. “Throughout our review, we will maintain our strong customer relationships with the same high standards and close collaboration.”

International Paper has retained Morgan Stanley & Co. LLC as financial advisor to help review strategic options for the GCF business. The review of strategic options is at an early stage, and there can be no assurance that this review will result in any kind of transaction or other outcome. The Company will provide updates on the progress or status of this matter if and when it deems further disclosure is required or appropriate.

IP to Close Georgetown, S.C. Pulp and Paper Mill
Additionally, the Company announced the permanent closure of its Georgetown, South Carolina mill. The mill will shut down in stages with a full closure expected by the end of 2024.

The Georgetown mill produces approximately 300,000 tons of fluff pulp designed for a range of consumer applications from baby diapers to incontinence products. GCF plans to retain 100% of the

Exhibit 99.2
mill’s fluff pulp capacity by transferring production to other mills and further reducing the Company’s exposure to commodity pulp grades.

The mill also produces uncoated freesheet papers that it sells to Sylvamo (NYSE: SLVM) pursuant to a strategic contract, which IP and Sylvamo have mutually agreed to terminate as of December 31, 2024.

“This decision is especially difficult because of the impact on hard-working employees, their families and the surrounding communities,” said Bernie Chascin, Georgetown mill manager, International Paper.

In total, 526 hourly employees and 148 salaried employees will be impacted. All employees will be offered severance benefits, outplacement services and access to mental health resources.

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About International Paper
International Paper (NYSE: IP) is a global producer of sustainable packaging, pulp and other fiber-based products, and one of the world's largest recyclers. Headquartered in Memphis, Tenn., we employ approximately 39,000 colleagues globally who are committed to creating what's next. We serve customers worldwide, with manufacturing operations in North America, Europe, Latin America and North Africa. Net sales for 2023 were $18.9 billion. Additional information can be found by visiting internationalpaper.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied in these forward-looking statements. These risks and uncertainties include the risks that this review of strategic alternatives will not result in any transaction or other desired outcome; that we will be unable to realize the anticipated benefits of this review of strategic alternatives; and that we will be unable to realize the anticipated benefits from our closure of the Georgetown, South Carolina pulp mill. These forward-looking statements are also subject to the risks and uncertainties contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 16, 2024, the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2024 filed with the SEC on July 26, 2024, and subsequent reports filed with the SEC. In addition, other risks and uncertainties not presently known to the Company or that we currently believe to be immaterial could affect the accuracy of any forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements contained in this press release, whether as a result of new information, future events or changes in expectations.

Media Contact:
Amy Simpson
901-419-4964
newsroom@ipaper.com